Explanatory Note: The following communication was issued by KeyCorp to its employees on KeyCorp’s internal website.

Filed by KeyCorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Niagara Financial Group, Inc.

Filer’s SEC File No.: 001-11302

Date: December 17, 2015

FAQs

What does the “legal close date” mean?The legal close date refers to the day that KeyBank and First Niagara become one company. A number of critical actions must happen beforehand, including review of the proposed merger by the Federal Trade Commission and the Department of Justice.

What is the merger integration process and timeline?

The KeyBank and First Niagara Transition Leadership Teams will follow a disciplined methodology in order to combine these two organizations. There are four phases to the process:

•	The first phase involves formation of the merger integration teams, and that phase is now complete.

•	The second phase – assessment – has just launched, and will continue until the legal close date, when KeyBank and First Niagara become one company. In this phase, we will analyze the current environment (how both companies conduct business today), determine the target environment (how we will run the company once we have merged), and conduct detailed integration planning, which will help us plan for the third phase.

•	In the implementation phase, we will execute the plans developed during the assessment phase. We anticipate the implementation phase will take place between the legal close date and mid-2017.

•	And finally, there will be a wind down phase when certain transition activities become “business as usual.”

When will decisions be communicated to employees?

The Transition Leadership Team will make decisions frequently and communication will be integral to the merger process. The team is committed to communicating what we know, when we know it.

Will there be a talent assessment process to select First Niagara employees for jobs in the new combined organization?

KeyBank and First Niagara will work together to assess talent and make selection decisions in areas where there are duplicate roles. This same thoughtful and structured process will take place across the organization. A core principle of the merger process is that employees will be treated with respect and given timely communication regarding decisions that affect them.

Will the talent assessment process also determine position placements in branches that remain open?

Yes, the same process will apply for all business units and departments at First Niagara.

Will there be a preferential job posting program for impacted employees looking at KeyBank jobs across the country?

A fundamental priority of the merger is to find job placement for as many impacted employees as possible. Thus, there will be a redeployment process to facilitate matching the skills and experience of impacted employees with applicable open positions.

What does it mean to be offered a “comparable” position?

In some cases, an employee may be offered a comparable job that is not the exact job that is held currently. A comparable position is one:

•	That offers a compensation opportunity (base salaries, wages, incentives, long-term incentives) that is similar to the most recent compensation opportunity;

•	That requires substantially comparable skills and abilities and the same full-time/part-time status as did the pre-close position;

•	That is at a location within 40 miles of the employee’s current place of employment; and

•	For which the employee holds the minimum qualifications.

Will I still receive my distribution from the terminated Employee Stock Ownership (ESOP) Plan?

Yes, you will receive your distribution from the terminated ESOP Plan, whether you are employed with First Niagara or not, once the plan termination has been approved by the IRS. More details will be forthcoming once we receive approval from the IRS to proceed with the distribution process. If we do not receive approval prior to the merger’s legal close date, outstanding shares will convert to KeyBank shares in accordance with the merger agreement and KeyBank will facilitate the distribution process.

I am eligible for the First Niagara or NewAlliance Pension Plan. What happens to this benefit?

Both pension plans will transfer to KeyBank, and any benefit you have earned under either plan will remain until you commence payment.

Will I still be eligible for tuition reimbursement?

Approved courses that are in process prior to the merger’s legal close date will be eligible for reimbursement. KeyBank also has an Education Assistance Program and more information will be shared about all benefits programs after the Assessment Phase.

Does KeyBank’s medical plan allow spouses?

Key’s 2016 Medical Plan offers employee only, spouse, child(ren) and family coverage plans. Review of all benefits programs will occur during the Assessment Phase.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp has filed with the SEC a Registration Statement on Form S-4 on November 30, 2015 that includes the preliminary Joint Proxy Statement of KeyCorp and First Niagara and a preliminary Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. The information in the preliminary Joint Proxy Statement/Prospectus is not complete and may be changed. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of KeyCorp and First Niagara after the Registration Statement is declared effective by the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara’s website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp’s and First Niagara’s Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp’s directors and executive officers is contained in KeyCorp’s Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara’s directors and executive officers is contained in First Niagara’s Proxy Statement on Schedule 14A, dated March 23, 2015, which is filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp’s and First Niagara’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp’s and First Niagara’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.